PRESS RELEASE                                             [LOGO] Coca-Cola FEMSA
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

             COCA-COLA FEMSA announces third quarter of 2003 results

                               THIRD-QUARTER 2003

> Consolidated unit case volume reached 453.0 Million Unit Cases ("MUC")(1) during the third quarter of 2003.

>     Consolidated   revenues  reached   Ps.10,490.1  million  and  consolidated
      operating income totaled Ps.1.693.4 million during the third quarter of 2003, resulting in a consolidated operating margin of 16.1%.

Mexico City (October 23, 2003) - Coca-Cola FEMSA,  S.A. de C.V. (NYSE: KOF; BMV:
KOFL) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the third quarter and the nine months ended September 30, 2003.

"We are pleased with the way that the integration process is progressing. By implementing better commercial practices, consolidating operating facilities, adjusting the pricing architecture of our packages and products, and implementing best practices in our regions, we have been able to build a stronger presence in our new territories. The integration of all these initiatives is helping us pave the way towards expected synergies." stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the third quarter of 2003, our consolidated volume totaled 453.0 MUC. Consolidated operating income reached Ps.1,693.4 million during the third quarter of 2003.

The integral cost of financing loss totaled Ps.910.9 million during the third quarter of 2003, reflecting the new financial position after the acquisition, and being the combined effect of:

----------
(1)   The unit case is equal to 24 eight-ounce servings.

(i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction, which more than offset interest income generated by our cash balances;

(ii) a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to the U.S. dollar-denominated debt; and

(iii) a  consolidated   monetary   position  gain,  as  a  result  of  inflation
      adjustments applied to the consolidated net monetary position of our operations.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 33.6% in the third quarter of 2003, reflecting the deduction for tax purposes of fees associated with the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.

Consolidated net income was Ps.507.4 million in the third quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.275 (U.S.$0.250 per ADR) computed under the basis of 1,846 million shares outstanding.

BALANCE SHEET

On September 30, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.4,510 million (U.S.$410.4 million) and total short-term debt of Ps.4,779.2 million (U.S.$434.9 million) and long-term debt of Ps.25,552.9 million (U.S.$2,325.1 million).

During the third quarter of 2003, the Company pre-paid U.S.$489 million of the U.S. dollar-denominated bridge loan and Ps.666.2 million of the Mexican pesos-denominated bridge loan, used for the acquisition of Panamco. The following chart sets forth the current debt breakdown of the Company by currency and interest rate type as of September 30, 2003:

--------------------------------------------------------------------------------
                                       Interest Rate Type
                                     ----------------------
Currency            % Total Debt     % Floating     % Fixed     Average Rate(1)
--------------------------------------------------------------------------------
U.S. dollars            50%             22%           78%            4.71%
--------------------------------------------------------------------------------
Mexican Pesos           48%             55%           45%            6.81%
--------------------------------------------------------------------------------
Colombian Pesos          2%             100%           -             10.28%
--------------------------------------------------------------------------------
(1) Annualized average interest rate per currency for the third-quarter 2003.

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented the information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results will not be included in our financial statements for periods prior to May 2003.

Financial information for the nine months ended September 30, 2003 both on a consolidated basis and by country, includes nine months results of the original Coca-

Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only five months of our new territories acquired from Panamco. Our consolidated results for the third quarter of 2002 do not include new territories. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

For comparison purposes, we present sales volume figures recorded by Panamco for the third quarter of 2002 and the nine months ended September 30, 2002.

OPERATING RESULTS BY TERRITORY

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,794.7 million for the third quarter of 2003. Average price per unit case was Ps.26.27 (U.S.$2.39). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.29 (U.S.$2.76).

Third-quarter 2003 sales volume reached 256.2 MUC, a 1.8% increase over the same period of 2002, mainly driven by a 4.0% volume growth in CSDs(2). Excluding volumes generated from promotional activity with powder products(3) last year, volume increased 3.2% mainly as a result of (i) the successful line extension of flavor core brands Fresca and Lift, (ii) the volume growth of brand Coca-Cola, and (iii) incremental volumes from water Ciel.

During the quarter we launched Coca-Cola Vainilla in the Valley of Mexico in two different presentations, 450 ml PET non-returnable and 8 oz can, testing new alternatives in the cola category segment.

Income from Operations

Gross profit totaled Ps.3,598.3, reaching a 53.0% margin as percentage of total revenues for the third-quarter 2003. During the quarter, the company experienced higher raw material prices and the impact of the devaluation of the Mexican peso against the U.S. dollar applied to our U.S. dollar-denominated raw materials year over year. Operating profit totaled Ps.1,518.8 million, reaching a 22.4% margin as a percentage of total revenues.

----------
(2)   Carbonated Soft Drinks.

(3) We distributed our Kin light powdered beverage brand on a complimentary basis during last year in order to better examine this category's potential and evaluate consumption patterns and price strategies. The total amount of Kin light distributed during the third quarter of 2002 was
      3.5 MUC.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.766.4 million during the third quarter of 2003. Average price per unit case was Ps.28.66 (U.S.$2.61) during this period.

In the third quarter of 2003, total sales volume in our Central America territories increased by 9.3% to 26.9 MUC as compared to the same period of 2002, mainly driven by the strong performance of brand Coca-Cola and the core flavor brands in every country within our Central American region.

In the third quarter of 2003, we introduced a 2.0 Lt returnable PET presentation in Guatemala and Nicaragua, 1.5 Lt non-returnable PET in Panama, as well as a
2.5 Lt non-returnable PET presentation in Guatemala in order to strengthen our presence in the market. These packaging presentations are intended to foster future consumption of soft drinks in these territories.

Income from Operations

Gross profit totaled Ps.383.0 million during the third quarter of 2003, reaching a 50% gross margin as a percentage of total revenues during the same period. During this period the company experienced lower costs of raw materials due to improved procurement terms and an initial shift from non-returnable packaging presentations to returnable packaging presentations. Operating income totaled Ps.64.5 million during the third-quarter 2003, reaching an operating income margin of 8.4% as a percentage of total revenues.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.801.7 million during the third quarter of 2003, an average price per unit case of Ps.19.25 (U.S.$1.75).

During the third quarter of 2003, total sales volume in our Colombian territory decreased by 8.4% as compared to the same period of 2002, mainly driven by revenue and asset management initiatives implemented with the objective of increasing the profitability of our business. We are reinforcing our market presence with the re-introduction of family size in returnable PET packaging presentations for brand Coca-Cola in some of the main cities of Colombia.

Income from Operations

Gross profit totaled Ps.375.0 million during the third quarter of 2003, reaching a 46.8% gross margin as a percentage of total revenues during the same period. During the quarter the Company experienced lower sweetener costs and lower packaging costs driven by an initial shift to returnable packaging presentations, offsetting lower fixed costs and expenses absorption due to the decrease of sales volume. Operating income was Ps.67.6 million, reaching an 8.4% margin as a percentage of total revenues during the third quarter of 2003.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.819.2 million during the third quarter of 2003 and average price per unit case in Venezuela reached Ps.20.64 (U.S.$1.88), driven by price increases implemented at the beginning of the year.

Due to the challenging economic situation in Venezuela and the impact of our price increases implemented in the first-quarter 2003, our volume declined 15.7% during the third quarter of 2003 as compared to the third quarter of 2002. During the third quarter of 2003 we started to see the recovery of our Coca-Cola brand as a result of the commercial strategies implemented in the market including the re-introduction of the 1.0 Lt returnable glass package.

Income from Operations

Gross profit totaled Ps.331.0 million during third quarter of 2003, reaching a 40.4% gross margin as a percentage of total revenues during the same period. During the third quarter of 2003 we experienced higher costs of U.S.-dollar denominated raw materials due to the devaluation of the Bolivar against the U.S.-dollar year over year, and a lower fixed cost absorption driven by the volume decline. Operating income was Ps.20.3 million reaching an operating income margin of 2.5% during the third quarter of 2003.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.916.0 million during the third quarter of 2003 and the average price per unit case was Ps.15.20 (U.S.$1.38).

During the third quarter of 2003, sales volume in our Brazilian territories decreased by 14.2% as compared to the same period of 2002, mainly due to the implementation of initiatives intended to take over third-party selling and distribution, as well as packaging diversification strategies to improve the profitability of our business.

Following our packaging and product diversification strategy during the quarter, we launched Coca-Cola light lemon and Kuat Laranja (guarana flavor with orange) and a new value protection brand, Sintonia, in several flavors. We also launched several returnable and non-returnable packages during the quarter, including a 200 ml returnable glass presentation for brand Coca-Cola, a 2.25 Lt non-returnable PET presentation for core flavors, a 1.75 Lt non-returnable PET presentation and a 1.0 Lt non-returnable PET presentation both for brand Coca-Cola.

Income from Operations

Gross profit during the third quarter of 2003 totaled Ps.327.6 million, reaching a 35.8% margin as percentage of total revenues. The Company experienced lower sugar prices and a change of product mix during the quarter. As a result of the implementation of new commercialization and point of sale development strategies, we reached positive operating income of Ps.18.8 million during the third quarter of 2003 and an operating margin of 2.1%.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

Revenues

Total revenues reached Ps.456.9 million, a 13.6% increase as compared to the third-quarter 2002 and the average price per unit case grew by 9.2% over the third quarter of 2002 to Ps.15.18 (U.S.$1.38). This increase was mainly driven by a product shift from our less profitable value protection brands, Tai and Crush, toward our core and premium brands.

In the third quarter of 2003, total sales volume in our Buenos Aires territory increased by 5.5% as compared to the same period of 2002. This increase was mainly driven by the growth of our core brands in returnable packages, which represented almost 25% of our total sales volume during the third-quarter 2003, and the growth of our premium brands, which represented almost 13% of our total volume sales during the third quarter of 2003. During the quarter, we introduced Crush tonica targeting low to middle socioeconomic segments.

Income from Operations

Gross profit as a percentage of total revenues increased from 34.4% in the third quarter of 2002 to 37.3% in 2003. This improvement was mainly driven by (i) higher sales volume, (ii) an appreciation of the Argentina peso against the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses, and
(iii) a decrease in the cost of sweetener.

In Argentina, operating expenses as a percentage of total revenues decreased 430 basis points from 31.9% in the third quarter of 2002 to 27.6% in the third quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses. Operating income during the third quarter of 2003 in our Argentine territories reached Ps.44.1 million and operating margin rose from 2.5% during the third quarter of 2002 to 9.7% during the third quarter of 2003.

SUMMARY OF NINE MONTHS RESULTS

For the nine months ended September 30, 2003, consolidated sales volume reached 1,344.2 MUC. The volume decline of our operations in Brazil, Colombia and

Venezuela, was partially offset by volume growth in our Mexican, Central America and Buenos Aires territories during the first nine months of 2003.

During the first nine months of 2003, total revenues reached Ps.23,660.0 million, resulting in a consolidated average unit price per case of Ps.24.28 (U.S.$2.21). Gross margin as a percentage of total revenues was 49.8% in the first nine months of 2003. Consolidated operating income was Ps.4,463.6 million, 18.9% as percentage of total revenues during the first nine months in 2003.

Consolidated net income totaled Ps.1.353.0 during the first nine months of 2003. Net income per share reached Ps.0.817 (U.S.$0.743 per ADR) computed under the basis of 1,656.2 million compounded average shares outstanding.

CONFERENCE CALL INFORMATION

Our third-Quarter 2003 Conference Call will be held on: October 23, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-901-5247 and International: 617-786-4501.

If you are unable to participate live, an instant replay of the conference call will be available through November 21, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode:
66252405.

                                      ***

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela
(nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.

The Company has 34 bottling facilities in Latin America and serves more than 1,400,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                      ***

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the third quarter of 2003, which ended on September 30, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola
FEMSA's   control  that  could   materially   impact  the  Company's  actual
performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                      ***

                          (8 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of September  30, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of September  30, 2003
--------------------------------------------------------------------------------

ASSETS                                                   2003             2002
--------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                       Ps.  4,510       Ps.  6,325
--------------------------------------------------------------------------------
   Accounts receivable:
    Trade                                                 929              571
    Notes                                                  66               12
    Prepaid taxes                                         753              247

    Other                                                 835              211
--------------------------------------------------------------------------------
                                                        2,583            1,041
--------------------------------------------------------------------------------
   Inventories                                          2,616              784
   Prepaid expenses                                       196               75
--------------------------------------------------------------------------------
Total current assets                                    9,905            8,225
--------------------------------------------------------------------------------
Property, plant and equipment
   Land                                                 2,361              805
   Buildings, machinery and equipment                  23,027            9,193
   Accumulated depreciation                            (9,810)          (3,369)
   Construction in progress                               895              375
   Bottles and cases                                    1,050              297
--------------------------------------------------------------------------------
Total property, plant and equipment                    17,523            7,301
--------------------------------------------------------------------------------
Investment in shares                                      747              129
Deferred charges, net                                   1,243              870
Intangibles                                            31,615              264
--------------------------------------------------------------------------------
TOTAL ASSETS                                       Ps. 61,033       Ps. 16,789
================================================================================


LIABILITIES & STOCKHOLDERS' EQUITY                       2003             2002
--------------------------------------------------------------------------------
Current Liabilities
   Short-term bank loans and notes                 Ps.  4,783       Ps.    --

   Interest payable                                       422               82
   Suppliers                                            3,488            1,651
   Accounts payable and others                          1,905              677
   Taxes payable                                        1,005              232
--------------------------------------------------------------------------------
Total Current Liabilities                              11,603            2,642
--------------------------------------------------------------------------------
Long-term bank loans and notes                         25,583            3,243
Pension plan and seniority premium                        549              190
Other liabilities                                       2,753            1,215
--------------------------------------------------------------------------------
Total Liabilities                                      40,488            7,290
--------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                         159               --
Majority interest
   Capital stock                                        2,613            2,424
   Additional paid in capital                          11,179            1,705
   Retained earnings of prior years                     9,299            6,733
   Net income for the period                            1,339            2,566
   Cumulative results of
     holding non-monetary assets                       (4,044)          (3,929)
--------------------------------------------------------------------------------
Total majority interest                                20,386            9,499
--------------------------------------------------------------------------------
Total stockholders' equity                             20,545            9,499
--------------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                         Ps. 61,033       Ps. 16,789
================================================================================

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2003 and 2002
Expressed in million of mexican  pesos(1)
with purchasing power as of September 30, 2003

                                 -------------------------------     ------------------     ----------------   -----------------
                                                                                            Central American       Colombian
                                            Consolidated             Mexican Operations        Operations          Operations
                                 -------------------------------     ------------------     ----------------   -----------------
                                                                               %Total              %Total               %Total
                                    2003        2002      % VAR        2003   Revenues       2003  Revenues     2003   Revenues
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Sales volume
  (millions unit cases)             453.0       157.7      187.3       256.2                  26.9                41.6
Average unit price per case         23.11       29.07     (20.5)       26.27                 28.66               19.25
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Net revenues                     10,466.2     4,580.2      128.5     6,729.3                 769.8               801.7
Other operating revenues             23.9        45.7      (47.7)       65.4                  (3.4)                0.0
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Total revenues                   10,490.1     4,625.9      126.8     6,794.7    100.0        766.4   100.0       801.7    100.0
Cost of sales                     5,346.0     2,132.9      150.6     3,196.4     47.0        383.4    50.0       426.7     53.2
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Gross profit                      5,144.1     2,493.0      106.3     3,598.3     53.0        383.0    50.0       375.0     46.8
----------------------------     -------------------------------     ------------------     ----------------   -----------------
    Administrative expenses         708.9       371.2       91.0       467.7      6.9         46.6     6.1        71.7      8.9
    Selling expenses              2,741.8       964.8      184.2     1,611.8     23.7        271.8    35.5       235.7     29.4
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Operating expenses                3,450.7     1,336.0      158.3     2,079.5     30.6        318.4    41.5       307.4     38.3
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Goodwill amortization                             5.1     (100.0)         --       --           --      --          --       --
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Operating income                  1,693.4     1,151.9       47.0     1,518.8     22.4         64.5     8.4        67.6      8.4
----------------------------     -------------------------------     ------------------     ----------------   -----------------
    Interest expense                664.1        85.1      680.4
    Interest income                  80.5        64.3       25.2
    Interest expense, net           583.6        20.9    2,692.4
    Foreign exchange
      loss (gain)                   736.4        32.1    2,194.2
    Loss (gain) on
      monetary position            (409.1)       40.9   (1,100.4)
----------------------------     -------------------------------
Integral cost of
  financing                         910.9        93.9      870.1
Other (income)
  expenses, net                      18.5        18.1        2.1
----------------------------     -------------------------------
Income before taxes                 764.0     1,039.9      (26.5)
Taxes                               256.6       376.2      (31.8)
----------------------------     -------------------------------
Goodwill Impairment                    --      (446.6)        NA
----------------------------     -------------------------------
Consolidated net income             507.4       217.1      133.7
----------------------------     -------------------------------
Majority net income                 499.1       217.1      129.9
Minority net income                   8.3          --       N.A.
----------------------------     -------------------------------     ------------------     ----------------   -----------------
Non-cash items (2)                  620.1       267.2      132.1       344.6      5.1         64.9     8.5        85.6     10.7
----------------------------     -------------------------------     ------------------     ----------------   -----------------

(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2003 and 2002
Expressed in million of mexican  pesos(1)
with purchasing  power as of September 30, 2003

                                  ----------------------   ----------------------    ----------------------------------------------
                                   Venezuelan Operations    Brazilian Operations                Argentine Operations
                                  ----------------------   ----------------------    ----------------------------------------------
                                               %Total                 %Total                  *%Total              %Total
                                      2003    Revenues        2003    Revenues        2003    Revenues     2002   Revenues   % VAR
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Sales volume
  (millions unit cases)               39.7                    60.0                    28.6                 27.1                5.5
Average unit price per case          20.64                   15.20                   15.18                13.98                8.7
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Net revenues                         819.2                   911.6                   434.7                379.3               14.6
Other operating revenues               0.0                     4.3                    22.2                 22.8               (2.6)
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Total revenues                       819.2     100.0         916.0     100.0         456.9     100.0      402.1     100.0     13.6
Cost of sales                        488.2      59.6         588.4      64.2         286.5      62.7      263.9      65.6      8.6
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Gross profit                         331.0      40.4         327.6      35.8         170.4      37.3      138.2      34.4     23.3
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
    Administrative expenses           37.3       4.6          63.6       6.9          21.9       4.8       27.4       6.8    (20.1)
    Selling expenses                 273.3      33.4         245.2      26.8         104.4      22.9      100.7      25.0      3.7
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Operating expenses                   310.7      37.9         308.8      33.7         126.3      27.6      128.1      31.9     (1.4)
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Goodwill amortization                   --            --        --            --        --         --        --       --
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Operating income                      20.3       2.5          18.8       2.1          44.1       9.7       10.1       2.5    336.6
-----------------------------     ----------------------   ----------------------    ----------------------------------------------
Non-cash items (2)                    65.0       7.9          21.9       2.4          38.0       8.3       61.4      15.3    (38.2)
-----------------------------     ----------------------   ----------------------    ----------------------------------------------

(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the nine months ended September  30, 2003 and 2002
Expressed in million of mexican  pesos(1)
with purchasing  power as of September 30, 2003

                                   ---------------------------------   ---------------------  ------------------- -----------------
                                                                                                   Central            Colombian
                                              Consolidated               Mexican Operations   American Operations     Operations
                                   ---------------------------------   ---------------------  ------------------- -----------------
                                                                                    %Total               %Total            %Total
                                        2003        2002      % VAR         2003   Revenues       2003  Revenues    2003  Revenues
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Sales Volume
  (millions unit cases)                968.8       455.3      112.8        605.5                  43.6               69.0
Average unit price per case            24.28       29.69     (18.2)        27.66                 29.14              19.30
-----------------------------      ---------------------------------   ----------             ----------          ---------
Net revenues                        23,525.4    13,519.3       74.0     16,748.8               1,271.7            1,332.3
Other operating revenues               134.6       111.8       20.4        115.5                   5.8               (0.0)
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Total revenues                      23,660.0    13,631.1       73.6     16,864.3      100.0    1,277.4    100.0   1,332.3    100.0
Cost of sales                       11,880.4     6,283.2       89.1      7,862.7       46.6      648.8     50.8     715.4     53.7
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Gross profit                        11,779.6     7,347.9       60.3      9,001.6       53.4      628.6     49.2     616.9     46.3
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
    Administrative expenses          1,590.8     1,068.6       48.9      1,130.4        6.7       78.8      6.2     120.7      9.1
    Selling expenses                 5,725.3     2,898.2       97.5      3,754.7       22.3      444.4     34.8     374.8     28.1
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Operating expenses                   7,316.1     3,966.8       84.4      4,885.1       29.0      523.1     41.0     495.4     37.2
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Goodwill amortization                     --         5.1     (100.0)          --         --         --       --        --       --
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Operating income                     4,463.6     3,346.6       33.4      4,116.5       24.4      105.5      8.3     121.4      9.1
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
    Interest expense                 1,140.3       247.0      361.7
    Interest income                    206.9       187.2       10.5
    Interest expense, net              933.4        59.8    1,460.9
    Foreign exchange
      loss (gain)                    1,683.0      (186.9)  (1,000.5)
    Loss (gain) on
      monetary position               (409.6)     (419.1)      (2.3)
-----------------------------      ---------------------------------
Integral cost of financing           2,206.8      (546.2)    (504.0)
Other (income) expenses, net           119.8        83.4       43.6
-----------------------------      ---------------------------------
Income before taxes                  2,136.9     3,809.4      (43.9)
Taxes                                  783.9     1,507.1      (48.0)
-----------------------------      ---------------------------------
Goodwill Impairment                       --      (446.6)        NA
-----------------------------      ---------------------------------
Consolidated net income              1,353.0     1,855.7      (27.1)
-----------------------------      ---------------------------------
Majority net income                  1,338.0     1,855.7      (27.9)
Minority net income                     15.0          --         --
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------
Non-cash items (2)                   1,284.4       812.1       58.2        766.0        4.5      110.1      8.6     139.9     10.5
-----------------------------      ---------------------------------   ---------------------  ------------------- -----------------

(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the nine months ended September  30, 2003 and 2002
Expressed in million of mexican pesos(1)
with purchasing power as of September 30, 2003

                                  ------------------------  ---------------------  ------------------------------------------------
                                    Venezuelan Operations     Brazilian Operatio                   Argentine Operations
                                  ------------------------  ---------------------  ------------------------------------------------
                                                %Total                   %Total                %Total             %Total
                                       2003    Revenues       2003      Revenues      2003    Revenues    2002   Revenues  % VAR
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Sales Volume
  (millions unit cases)                64.3                    99.1                   87.3                79.8                9.5
Average unit price per case           21.11                   15.20                  15.00               14.57                3.0
-----------------------------     ----------                --------               -------            --------               ------
Net revenues                        1,357.3                 1,505.7                1,309.7             1,162.2               12.7
Other operating revenues               (0.0)                    6.9                   71.1                56.3               26.3
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Total revenues                      1,357.3      100.0      1,512.6       100.0    1,380.8      100.0  1,218.5     100.0     13.3
Cost of sales                         794.0       58.5        993.5        65.7      889.6       64.4    799.9      65.6     11.2
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Gross profit                          563.2       41.5        519.2        34.3      491.2       35.6    418.6      34.4     17.3
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
    Administrative expenses            74.8        5.5        109.2         7.2       76.9        5.6     83.7       6.9     (8.1)
    Selling expenses                  437.3       32.2        398.4        26.3      315.8       22.9    307.8      25.3      2.6
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Operating expenses                    512.1       37.7        507.6        33.6      392.7       28.4    391.5      32.1      0.3
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Goodwill amortization                    --         --           --          --         --         --      9.3       0.8   (100.0)
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Operating income                       51.1        3.8         11.5         0.8       98.5        7.1     17.8       1.5    453.4
-----------------------------     ------------------------  ---------------------  ------------------------------------------------
Non-cash items (2)                    109.0        8.0         35.7         2.4      123.8        9.0    175.4      14.4    (29.4)
-----------------------------     ------------------------  ---------------------  ------------------------------------------------

(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital.

                              SELECTED INFORMATION

For the three months ended September 30, 2003

Expressed in million Mexican pesos as of September 30, 2003

                                                                     -----------
                                                                        3Q 2002
--------------------------------------------------------------------------------
Capex                                                                    284.3
--------------------------------------------------------------------------------
Depreciation                                                             124.3
--------------------------------------------------------------------------------
Amortization & Others                                                    142.9
--------------------------------------------------------------------------------

                                                                     -----------
                                                                        3Q 2003
--------------------------------------------------------------------------------
Capex                                                                    868.1
--------------------------------------------------------------------------------
Depreciation                                                             314.5
--------------------------------------------------------------------------------
Amortization & Others                                                    305.6
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                            -------------------------------------------------    -------------------------------------------------
                                                 3Q 2002                                              3Q 2003
                            -------------------------------------------------    -------------------------------------------------
                             Colas  Flavors   Water   Beer    Others   Total      Colas   Flavors  Water   Beer    Others   Total
-----------------------------------------------------------------------------    -------------------------------------------------
Mexico (1)                   152.0    42.9    51.9      --      4.8    251.6      154.1    48.6    52.2      --      1.3    256.2
Central America               17.0     5.8     1.0      --      0.8     24.6       18.8     6.5     1.1      --      0.5     26.9
Colombia                      27.2     9.9     8.1      --      0.2     45.4       25.3     9.9     6.4      --       --     41.6
Venezuela                     23.2    15.7     5.0     0.7      2.5     47.1       21.8    12.2     3.6      --      2.1     39.7
Brazil                        34.6    18.1     3.3    13.7      0.3     70.0       32.2    13.5     2.3    11.6      0.4     60.0
Argentina                     19.3     7.4     0.3      --      0.1     27.1       20.9     7.4     0.2      --      0.1     28.6
-----------------------------------------------------------------------------    -------------------------------------------------
Total                        273.3    99.8    69.6    14.4      8.7    465.8      273.1    98.1    65.8    11.6      4.4    453.0
-----------------------------------------------------------------------------    -------------------------------------------------

(1)   Water volume in 3Q 2003, includes 3.1 MUC of Ciel 5.0 Lt presentation.

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                          ------------------------------------------------             ---------------------------------------
                                              3Q 2002                                                  3Q 2003
                          ------------------------------------------------             ---------------------------------------
                            Ret         Non-Ret      Fountain        Jug                Ret     Non-Ret    Fountain      Jug
--------------------------------------------------------------------------             ---------------------------------------
Mexico                      28.8          53.1          1.2          16.8               28.6      54.6         1.3       15.5
Central America             51.7          42.0          6.3            --               56.0      38.5         5.5         --
Colombia                    54.0          34.9          3.0           8.1               55.6      34.3         3.3        6.9
Venezuela                   35.8          55.4          3.0           5.8               36.7      55.8         2.9        4.6
Brazil                      12.2          83.7          4.2            --               11.8      84.1         4.1         --
Argentina                   19.1          75.8          5.1            --               25.3      71.1         3.6         --
--------------------------------------------------------------------------             ---------------------------------------

                              SELECTED INFORMATION

For the nine months ended September 30, 2003

Expressed in million Mexican pesos as of September 30, 2003

                                                                     -----------
                                                                        9M 2002
--------------------------------------------------------------------------------
Capex                                                                    811.4
--------------------------------------------------------------------------------
Depreciation                                                             433.3
--------------------------------------------------------------------------------
Amortization & Others                                                    378.8
--------------------------------------------------------------------------------

                                                                     -----------
                                                                        9M 2003
--------------------------------------------------------------------------------
 Capex                                                                 1,675.4
--------------------------------------------------------------------------------
 Depreciation                                                            681.1
--------------------------------------------------------------------------------
 Amortization & Others                                                   603.3
--------------------------------------------------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                         ----------------------------------------------------   --------------------------------------------------
                                               9M 2002                                                 9M 2003
                         ----------------------------------------------------   --------------------------------------------------
                           Colas  Flavors  Water    Beer    Others    Total      Colas   Flavors  Water    Beer    Others   Total
-----------------------------------------------------------------------------   --------------------------------------------------
Mexico (1)                 445.7   123.7   156.4      --     11.4     737.2      446.5    141.2   165.6      --      4.5    757.8
Central America             50.6    17.1     2.9      --      2.0      72.6       53.7     19.4     3.3      --      1.5     77.9
Colombia                    79.4    29.3    24.5      --      0.5     133.7       77.6     28.6    20.2      --      0.3    126.7
Venezuela                   61.5    44.1    13.9     2.1      7.2     128.8       61.0     31.1     8.9      --      5.7    106.7
Brazil                     105.3    60.7    11.6    41.2      0.9     219.7       99.7     45.6     7.5    33.8      1.2    187.8
Argentina                   53.4    25.4     0.6      --      0.4      79.8       62.7     23.5     0.9      --      0.2     87.3
-----------------------------------------------------------------------------   --------------------------------------------------
Total                      795.9   300.3   209.9    43.3     22.4   1,371.8      801.2    289.4   206.4    33.8     13.4  1,344.2
-----------------------------------------------------------------------------   --------------------------------------------------

(1) Water volume in the nine months 2003, includes 9.3 MUC of Ciel 5.0 Lt presentation.

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                           ----------------------------------------------              --------------------------------------
                                               9M 2002                                                 9M 2003
                           ----------------------------------------------              --------------------------------------
                             Ret         Non-Ret      Fountain       Jug                 Ret     Non-Ret   Fountain     Jug
-------------------------------------------------------------------------              --------------------------------------
Mexico                      28.5          52.8          1.2         17.4                27.7      54.5        1.3      16.5
Central America             52.3          41.5          6.2           --                52.1      42.3        5.6         -
Colombia                    55.4          33.3          3.1          8.3                54.0      35.8        3.0       7.2
Venezuela                   38.8          51.9          3.1          6.2                36.2      57.2        2.7       3.9
Brazil                      12.7          83.4          3.8           --                11.7      84.2        4.1         -
Argentina                    9.5          85.4          5.1           --                24.2      71.9        3.9         -
-------------------------------------------------------------------------              --------------------------------------

                                 September 2003
                            Macroeconomic Information

                     ----------------------------------  ---------------------
                                   Inflation             Foreign Exchange Rate
                        LTM           YTD      3Q 2003     (Per US Dollar) *
------------         ----------------------------------  ---------------------
  Mexico                4.04%        2.30%       1.04%         10.9900
 Colombia               6.88%        5.42%       0.38%      2,889.3900
Venezuela              26.58%       20.61%       4.57%      1,853.0000
  Brazil               17.79%        9.15%       1.22%          2.9234
Argentina               3.35%        2.32%       0.50%          2.9150
------------         ----------------------------------  ---------------------

*     Figures as of September 30, 2003